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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

JANUARY 11, 2000                                COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
            FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                            FORM 20-F X    FORM 40-F
                                     ---            ---

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                YES             NO X
                                   ---            ---



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                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX

PART 1. FINANCIAL INFORMATION

PART II. OTHER INFORMATION..........................................     1


(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)



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                        BIOVAIL CORPORATION INTERNATIONAL
                           PART II - OTHER INFORMATION


1.   REPORTING ISSUED TO CANADIAN SECURITY ADMINISTRATORS AND STOCK EXCHANGES

     a)   FORM 27 - MATERIAL CHANGE REPORT DATED JANUARY 7, 2000.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Biovail Corporation International





January 11, 2000                         By  /s/John R. Miszuk
                                             -----------------
                                         John R. Miszuk
                                         Vice President, Controller



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                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1.   Reporting Issuer
     Biovail Corporation International
     2488 Dunwin Drive
     Mississauga, Ontario
     L5L 1J9

2.   Date of Material Change

     December 31, 1999

3.   Press Release

     The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on January 6, 2000

4.   Summary of Material Changes

     Biovail Corporation International ("Biovail") announced that articles of amendment were filed on December 31, 1999 to effect a subdivision of the common shares of Biovail on the basis of two common shares for every one common share held and an increase in the authorized capital of Biovail from 120,000 common shares to an unlimited number of common shares. An amendment was also made to Biovail's current by-law to change the quorum requirements for shareholders meetings from two shareholders holding 51% of the outstanding shares to two shareholders holding 25% of the outstanding shares.

     Full Description of Material Change

     On December 30, 1999, Biovail held a special meeting of shareholders at which time the shareholders approved, among other things, the following resolutions:

     1. a subdivision of the outstanding common shares on the basis of two common shares for each one common share held;

     2. an increase in the authorized capital of Biovail from 120,000,000 common shares to an unlimited number of common shares; and



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     3.   an amendment to the current by-law of Biovail to change the quorum requirements for meetings of shareholders from two shareholders holding or representing at least 51% of the outstanding shares to the presence of two shareholders holding or representing at least 25% of the outstanding shares of Biovail.

5.   Reliance on Section 75(3) of the Act

     Not applicable.

6.   Omitted Information

     Not applicable.

7.   Senior Officers

     The senior officer of Biovail who is knowledgeable about this material change is:

     John Miszuk
     Vice-President and Controller
     (416) 285-6000

8.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

     Dated this 7th day of January, 2000.




                                            "John Miszuk"
                                            -------------------------------
                                            John Miszuk
                                            Vice-President and Controller



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